EXHIBIT 99.1

FOR IMMEDIATE RELEASE

Investor Relations:	Media Relations:
Chris Burns Ph: 800-252-3526 David Marshall Ph: 353-1-709-4444	Emer Reynolds Ph: + 353-1-709-4022 Jonathan Birt Ph: +44-751-559-7858

ELAN ANNOUNCES EXPECTED TIMETABLE IN RESPECT OF IMPLEMENTATION OF PROPOSED DEMERGER

DUBLIN, Ireland—December 14, 2012 - Elan Corporation, plc (NYSE: ELN) today announced the expected timetable of the separation of a substantial portion of its drug discovery business (the Prothena Business) into a new independent, publicly traded company, Prothena Corporation plc (Prothena).  The separation will be effected pursuant to a demerger under Irish law.

Under the demerger, Elan will transfer the Prothena Business to Prothena in exchange for Prothena issuing directly to the holders of Elan ordinary shares and American Depositary Shares (ADSs), on a pro rata basis, Prothena ordinary shares representing 99.99% of Prothena’s outstanding shares. Immediately after the demerger (and conditional on prior completion of the demerger) a wholly owned subsidiary of Elan will subscribe $26 million and receive Prothena shares representing 18% of the total outstanding ordinary shares of Prothena (as calculated immediately following the subscription by Elan). The remaining 0.01% of Prothena’s outstanding shares, which were issued to the original incorporators of Prothena, will then be redeemed and cancelled. Accordingly, after completion of the transaction, Elan shareholders will directly and indirectly own 100% of the Prothena Business by virtue of their direct ownership of 82% of Prothena’s outstanding shares and indirect ownership of 18% of Prothena’s outstanding shares. Additionally, in connection with the reorganization of the Prothena Business which precedes the demerger, Elan is making a cash investment of $99 million in the subsidiaries holding the Prothena Business.

Elan shareholders approved a resolution in respect of the demerger at the Extraordinary General Meeting of Elan held in Dublin, Ireland on December 12, 2012.  The occurrence of the distribution of Prothena ordinary shares in the demerger and the expected timetable set forth below is subject to, among other conditions to the demerger, the Registration Statement on Form 10 previously filed by Prothena with the Securities and Exchange Commission (SEC) in connection with the demerger having been declared effective by the SEC.

Under the terms of the demerger, Elan shareholders on the register as of 11:59 p.m. (Dublin time) on December 14, 2012, the record date, will receive 1 Prothena ordinary share for every 41 Elan ordinary shares or ADSs held.

Fractional entitlements to Prothena ordinary shares will not be allocated to Elan shareholders in the demerger, but will instead be aggregated and sold in the open market at prevailing market prices, with the aggregate net cash proceeds (after deduction of any required costs and taxes) to be distributed on a pro rata basis to each Elan shareholder who would otherwise have been entitled to receive a fractional share under the demerger.

Application has been made for the Prothena ordinary shares to be issued in the demerger to be admitted to trading on the NASDAQ Global Market. It is anticipated that Prothena ordinary shares will begin trading on a “when issued” basis on the NASDAQ Global Market on December 18, 2012 and “regular way” on the NASDAQ Global Market on December 21, 2012, the first business day immediately following the distribution date, under the symbol “PRTA.” There are currently 594,374,093 shares in issue in Elan. Based on this issued share capital, and following the subscription by Elan for Prothena ordinary shares as described above, it is expected that there will be approximately 17.7 million Prothena ordinary shares in issue immediately following consummation of the demerger and the Elan subscription.

Further detail in relation to the timetable for completion of the demerger is set out below:

Event	Time and Date

Record Date in respect of the demerger	11.59 p.m. (Dublin time) on December 14, 2012
Publication of Information Statement in respect of the demerger and issue of Information Statement to Elan shareholders as of the record date	December 17, 2012 or as soon as practicable thereafter
Commencement of “when issued” trading of Prothena ordinary shares on the Nasdaq Global Market	9:30 a.m. (New York time) on December 18, 2012
Distribution Date (being the date of effectiveness of the demerger)	11.59 p.m. (Dublin time) on December 20, 2012
Elan ordinary shares trading on the ISE marked ‘ex’ the entitlement to the Prothena ordinary shares	8.00 a.m. (Dublin time) on December 21, 2012

Elan ADSs trading on the NYSE marked ‘ex’ the entitlement to the Prothena Shares	8.00 a.m. (New York time) on December 21, 2012
DTC participants accounts credited with Prothena ordinary shares	9.30 a.m. (New York time) on December 21, 2012
Admission of the Prothena ordinary shares to trading on the NASDAQ Global Market	9.30 a.m. (New York time) on December 21, 2012
Share certificates issued in respect of Prothena ordinary shares to relevant holders of Elan shares as of the record date	by December 31, 2012

Further information in relation to the mechanics of the distribution of Prothena ordinary shares is contained in Section 3 of Part 5 of the Circular to Elan shareholders dated November 12, 2012 and is also contained in the Information Statement, which is attached as an exhibit to the Registration Statement on Form 10 previously filed by Prothena Corporation plc with the SEC.

About Elan
Elan Corporation, plc (NYSE: ELN) is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world. Elan shares trade on the New York and Irish Stock Exchanges. For additional information about the Company, please visit www.elan.com.

Forward-Looking Statements
This press release contains forward-looking statements about Elan’s financial condition, results of operations, business prospects and products in research and development that involve substantial risks and uncertainties. You can identify these statements by the fact that they use words such as “anticipate”, “estimate”, “project”, “target”, “intend”, “plan”, “will”, “believe”, “expect” and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events. Among the factors that could cause actual results to differ materially from those described or projected herein are the following: some or all of the necessary preconditions to the proposed demerger are not fulfilled and the demerger is either delayed or cancelled; if the demerger does occur the anticipated benefits of the demerger do fail to come to fruition,  the potential of Tysabri, which may be severely constrained by increases in the incidence of serious adverse events (including death) associated with Tysabri (in particular, by increases in the incidence rate for cases of PML), or by competition from existing or new therapies (in particular, oral therapies), and the potential for the successful discovery, development and commercialization of additional products especially given the proposed separation of the Prothena business which will leave us with no material pre-clinical research or development programs or capabilities; Elan’s ability to maintain sufficient cash, liquid resources, and investments and other assets capable of being monetized to meet its liquidity requirements; the success of our development activities, and research and development activities in which we retain an interest, including, in particular, the impact of the announced discontinuation of the development of bapineuzumab intravenous in mild to moderate Alzheimer’s disease; whether our continuing obligations to fund Janssen AI will be reduced; and the speed with which regulatory authorizations and product launches may be achieved;  whether the charges we still expect to incur as the result of the restructuring of our business turn out to be greater than we expect; we own approximately six percent of Alkermes plc and our shares are subject to legal and contractual transfer restrictions; failure to comply with anti-kickback, bribery and false claims laws in the United States, Europe and elsewhere; difficulties or delays in manufacturing and supply of Tysabri; trade buying patterns; the impact of potential biosimilar competition, whether restrictive covenants in Elan’s debt obligations will adversely affect Elan; the trend towards managed care and health care cost containment, including Medicare and Medicaid; legislation and other developments affecting pharmaceutical pricing and reimbursement (including, in particular, the dispute in Italy with respect to Tysabri sales), both domestically and internationally; failure to comply with Elan’s payment obligations under Medicaid and other governmental programs; exposure to product liability (including, in particular, with respect to Tysabri) and other types of lawsuits and legal defense costs and the risks of adverse decisions or settlements related to product liability, patent protection, securities class actions, governmental investigations and other legal proceedings; Elan’s ability to protect its patents and other intellectual property; claims and concerns that may arise regarding the safety or efficacy of Elan’s products or product candidates; interest rate and foreign currency exchange rate fluctuations and the risk of a partial or total collapse of the euro; governmental laws and regulations affecting domestic and foreign operations, including tax obligations; general changes in United States and International generally accepted accounting principles; growth in costs and expenses; and the impact of acquisitions, divestitures, restructurings, product withdrawals and other unusual items. A further list and description of these risks, uncertainties and other matters can be found in Elan’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, and in its Reports of Foreign Issuer on Form 6-K, and in Prothena Corporation’s Form 10, each as filed with the United States Securities and Exchange Commission. Elan assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

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SOURCE: Elan Corporation, plc: